Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Array BioPharma Inc. for the registration of shares of its common stock, preferred stock, depositary shares and warrants, and to the incorporation by reference therein of our report dated July 29, 2004, with respect to the consolidated financial statements and schedule of Array BioPharma Inc., for the year ended June 30, 2004 included in its Annual Report (Form 10-K) for the year ended June 30, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Denver, Colorado
October 5, 2006